[redacted]

09056574

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-46701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREEN MANNING & BUNCH, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 17th Street, #3600

(No. and Street)

Denver, CO 80202

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren R. Henson, Jr. 303.592.4800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte

(Name – *if individual, state last, first, middle name*)

Denver, CO 80202

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/18

OATH OR AFFIRMATION

I, Warren R. Henson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Manning & Bunch, Ltd., as of 31 December, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Warren Henson
Signature

President
Title

Karen P
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAREN PETERSON NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 06/13/2011

GREEN MANNING & BUNCH, LTD.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

We have audited the accompanying statement of financial condition of Green Manning & Bunch, Ltd. (the "Company") as of December 31, 2008, and the related statements of operations, cash flows, and changes in partners' capital that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and the Exemptive Provision Under Rule 15c3-3 Under the Securities Exchange Act of 1934 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 18, 2009

GREEN MANNING & BUNCH, LTD.

STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2008
(In thousands)

ASSETS

CURRENT ASSETS:	
Cash	$ 1,853
Cash — related party (Note 3)	59
Total cash	1,912
Accounts receivable — trade (net of allowance for doubtful accounts of $12)	25
Other current assets (Note 3)	34
Total current assets	1,971
PROPERTY AND EQUIPMENT (Net of accumulated depreciation of $634)	127
TOTAL	$ 2,098

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accrued bonuses	$ 1,132
Other liabilities (Note 3)	185
Total liabilities	1,317
COMMITMENTS AND CONTINGENCIES (Note 4)	
PARTNERS' CAPITAL	781
TOTAL	$ 2,098

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

REVENUES:	
Project related revenue	$ 5,054
Investment and other income	40
Total revenues	5,094
EXPENSES:	
Project related expense	4,106
General and administrative (Note 3)	1,205
Depreciation and amortization	72
Total expenses	5,383
NET LOSS	$ (289)

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

	Partners' Capital
BALANCE — January 1, 2008	$ 1,138
Contributions (Note 3)	682
Dividends	(750)
Net loss	(289)
BALANCE — December 31, 2008	$ 781

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (289)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	72
Provision for doubtful accounts	4
Stock based compensation	82
Changes in operating assets and liabilities:	
Assets	111
Liabilities	(496)
Net cash used by operating activities	(516)
CASH FLOWS FROM INVESTING ACTIVITIES — Additions to property and equipment	(40)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(750)
Capital contributions	600
Net cash used by financing activities	(150)
NET DECREASE IN CASH	(706)
CASH — Beginning of year	2,618
CASH — End of year	$ 1,912

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Green Manning & Bunch, Ltd. (the "Company") was formed as a partnership under the laws of the State of Colorado in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. All outstanding partnership interests in the Company are owned by entities wholly owned by CoBiz Financial Inc. ("CoBiz"). The Company provides investment banking services to middle-market companies including merger and acquisition advisory services, institutional and private placement of debt and equity, and other strategic financial advisory services. The Company has two locations, one in Denver, Colorado and one in Phoenix, Arizona.

The Company is a fully disclosed broker-dealer and as such holds no customer funds or securities. All trades, if any, are transacted through clearing brokers.

The financial statements include significant related party transactions. Given CoBiz's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. At December 31, 2008, property and equipment consists of the following (in thousands):

Furniture and fixtures	$ 358
Computer hardware	149
Leasehold improvements	151
Computer software	103
	761
Accumulated depreciation	(634)
Total property and equipment	$ 127

Project Revenue — Project revenues include nonrefundable retainer fees, which are recognized over the expected term of the engagement, and success fees, which are recognized when the transaction is completed and collectability of fees is reasonably assured.

Income Taxes — The Company files a partnership tax return for federal and state income tax purposes. As a result, the Company's taxable income is reportable by its partners, and therefore, does not record a provision for income taxes.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of approximately $595,000, which was $507,000 in excess of its required net capital of $88,000. The Company's ratio of aggregate indebtedness to net capital was 2.21 to 1 at December 31, 2008.

3. RELATED PARTY TRANSACTIONS

Payroll processing services, human resources, management, accounting and internal audit services are provided through CoBiz. For the year ended December 31, 2008, the Company paid CoBiz $254,000 for such services. The Company also leases its Arizona office space through a month-to-month agreement with Arizona Business Bank, a wholly owned subsidiary of CoBiz (see Note 4). As of December 31, 2008, a $63,000 payable to CoBiz and its subsidiaries is included in Other liabilities. As of December 31, 2008, the Company had a receivable balance of $7,000 due from CoBiz and its subsidiaries included in Other current assets. The Company maintains a cash balance at the Colorado Business Bank (CBB), a wholly owned subsidiary of CoBiz. At December 31, 2008, the Company held $59,000 in cash at CBB.

Dividend — On June 10, 2008, the Company paid a dividend in the amount of $750,000 to entities wholly owned by CoBiz.

Contributions – CoBiz made a capital contribution of $600,000 to the Company on December 31, 2008. The purpose of the capital contribution was for general operating purposes. The Company participates in CoBiz's employee stock option plans and recognizes stock based compensation that is also reflected as a contribution in the Statement of Changes in Partners' Capital. See the Employee Stock Option Plans discussion of this note for further detail.

Employee Profit Sharing Trust — The Company participates in CoBiz's defined contribution retirement plan. Employees may contribute up to 15% of their compensation and participate in the Company's discretionary matching within the limits defined for a 401(k) plan. Employer contributions charged to expense for 2008 were $113,000.

Employee Stock Purchase Plan — The Company participates in CoBiz's employee stock purchase plan, which provides that employees may elect to have a percentage of their payroll deducted and applied to the purchase of CoBiz common stock at a discount. In addition, the Company may make a matching contribution up to 50% of an employee's deduction toward the purchase of additional common stock. During the year ended December 31, 2008, 4,558 shares of CoBiz stock were issued to employees of the Company. There was no matching contribution for the year ended December 31, 2008.

Employee Stock Option Plans — The Company participates in CoBiz's employee stock plans, which provide for option and stock grants to new employees and annual retention grants to existing employees. Grants are made at the discretion of Company management and CoBiz's compensation committee. The summary of changes in options and stock awards for the year ended December 31, 2008, is as follows:

Stock Options	Options	Weighted Average Exercise Price
Outstanding — beginning of year	99,550	$ 16.20
Granted	25,150	12.26
Exercised	(15,000)	10.67
Forfeited	(13,424)	17.75
Outstanding — end of year	96,276	15.81
Exercisable — end of year	62,078	$ 15.89

Restricted Stock Awards	Options	Weighted Average Grant Date Fair Value
Granted	7,000	$ 6.87
Forfeited	(2,500)	6.87
Nonvested — end of year	4,500	$ 6.87

The Company follows Financial Accounting Standards Board (FASB) Statement No. 123(R), *Share-Based Payment* ("SFAS 123(R)") to account for options issued by CoBiz. Under SFAS 123(R), compensation cost is recognized for awards granted, modified, cancelled, or repurchased after January 1, 2006 and the portion of prior awards for which the requisite service had not yet been rendered based on the grant-date fair value. During 2008, the Company recognized $82,000 of stock based compensation that is also reflected as a contribution in the Statement of Changes in Partners' Capital.

Self Insurance Reserves — CoBiz self-insures a portion of the Company's employee medical costs. The Company maintains an allocated liability for incurred, but not reported claims based on assumptions as to eligible employees, historical claims experience and lags in claims reported as determined by CoBiz. This liability is recorded within Other liabilities on the Statement of Financial Condition.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company has an obligation under an operating lease with an initial noncancelable term in excess of one year. Future minimum lease payments at December 31, 2008, are as follows (in thousands):

Years Ending December 31	
2009	$ 154
2010	26
Total	$ 180

The lease contains renewal options and escalation clauses. Rent expense for 2008 was $140,000, which includes $3,000 of related party rent expense discussed in Note 3.

* * * * *

SUPPLEMENTAL SCHEDULES

GREEN MANNING & BUNCH, LTD.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AT DECEMBER 31, 2008
(In thousands)

PARTNERS' CAPITAL	$ 781
NONALLOWABLE ASSETS:	
Accounts receivable and other current assets	(59)
Property and equipment	(127)
NET CAPITAL	$ 595
MINIMUM CAPITAL REQUIRED — Greater of 6-2/3% of aggregate indebtedness of $1,317 or $5 minimum for a broker or dealer who does not carry customer accounts	$ 88
CAPITAL IN EXCESS OF REQUIREMENT	$ 507
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.21

There are no differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company in its unaudited Form X-17A-5 Part IIA at December 31, 2008, that was filed on January 27, 2009.

GREEN MANNING & BUNCH, LTD.

EXEMPTIVE PROVISION UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AT DECEMBER 31, 2008

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 18, 2009

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements of Green Manning & Bunch, Ltd. (the "Company") as of and for the year ended December 31, 2008 (on which we have issued our report dated February 18, 2009), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Green Manning & Bunch, Ltd.

Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedules as of December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control